FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1
Takeda’s Response to the New Incident Announced by the Japanese Ministry of Health, Labour and Welfare (MHLW) associated with the Announced Suspension of Use of Specific Lots of Moderna’s COVID-19 Vaccine in Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: September 7, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Statement

Takeda’s Response to the New Incident Announced by the Japanese Ministry of Health, Labour and Welfare (MHLW) associated with the Announced Suspension of Use of Specific Lots of Moderna’s COVID-19 Vaccine in Japan

Osaka, Japan, September 7 – Takeda and Moderna have been notified of a death from the recently recalled lots, in addition to the two deaths previously reported, involving an individual who recently received the Moderna COVID-19 Vaccine for Intramuscular Injection in Japan and reported the case to the Ministry of Health, Labour and Welfare (MHLW). This is a tragic event, and the loss of life is something that we take very seriously. We offer our sincerest condolences to their loved ones.

The additional death occurred on August 12, following a second dose vaccination on August 11 from lot 3004734 – one of the three lots included in the recall announced last week and which lot has no product complaints for observed particulates in unused vials to date. Takeda and Moderna are working with the MHLW to investigate these deaths and the investigation is being conducted with the greatest sense of urgency, transparency and integrity.

There is no indication that any of the deaths following administration of the Moderna COVID-19 vaccine were in any way related to administration of the vaccine. At this point, there is also no reason to believe that the vaccine poses any health hazard or undue safety risk.

As of August 26, 2021, approximately 18 million doses of Moderna’s COVID-19 vaccine have been administered to the Japanese population and more than 200 million doses of the Moderna COVID-19 vaccine have been administered to more than 110 million individuals in 45 countries. The vaccine has a well-established safety and efficacy profile.

Additional Background
As previously reported, Takeda announced the decision to suspend the use of three lots of Moderna’s COVID-19 Vaccine in Japan in consultation with the MHLW. Moderna’s independent analysis identified the particles found in one of the recalled lots as 316 stainless steel, most probably caused by friction between two pieces of metal installed in the stoppering module of the production line at ROVI, Moderna’s contract manufacturer, due to an incorrect set-up.

Based on a health assessment conducted by Takeda and Moderna, the metallic particles of this size injected into a muscle may result in a local reaction, but are unlikely to result in other adverse reactions beyond those at the local site of injection. It is not expected that injection of the particles identified in these lots in Japan would result in increased medical risk. A detailed analysis of these reports will be published by Takeda and Moderna in the coming days.

The complaints that prompted the suspension were isolated to one specific lot, but a total of three lots manufactured in the same series were included in the suspension by MHLW out of an abundance of caution. Takeda initiated the recall of the three suspended lots on September 2. To date, there have been no reported product complaints for observed particulates in unused vials related to the unfortunate passing of the three individuals.

# # #

Previous statements
Joint Statement from Moderna and Takeda on the Investigation of Suspended Lots of Moderna’s COVID-19 Vaccine in Japan (September 1, 2021)

Moderna and Takeda’s Response to the Incidents Announced by the Japanese Ministry of Health, Labour and Welfare (MHLW) associated with the Announced Suspension of Use of Specific Lots of Moderna’s COVID-19 Vaccine in Japan (August 28, 2021)

Notice of Suspension of Use of Specific Lots of Moderna’s COVID-19 Vaccine in Japan (COVID-19 Vaccine Moderna Intramuscular Injection) (August 26, 2021)

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in healthcare in approximately 80 countries. For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media Tsuyoshi Tada tsuyoshi.tada@takeda.com +81 (0) 3-3278-2093 Tatsuhiro Kanoo tatsuhiro.kanoo@takeda.com +81 (0) 3-3278-3634	Media outside Japan Matthew Henson matthew.henson@takeda.com +1-917-930-7147 For Moderna Media Inquiries: Colleen Hussey Colleen.Hussey@modernatx.com +1-617-335-1374
Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.